Finisar Corporation
1389 Moffett Park Drive, Sunnyvale, California 94089

VIA EDGAR
July 16, 2018
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Finisar Corporation
Form 10-K for the Fiscal Year Ended April 29, 2018
Filed June 15, 2018
File No. 000-27999

Dear Ms. Blye:
Below is the response (the “Response”) of Finisar Corporation (“Finisar” or “Company”) to the comments and request for information (the “Comments”) set forth in the letter dated June 29, 2018 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”). For the convenience of the Staff, Finisar has restated the Comments in bold and italics.

Staff Comment:

1.
You provide disclosure about potential risks arising from the 2018 Commerce Department prohibition on the export and sale of products and services to your customer ZTE Corporation. Recent news articles report that this ban is in the process of being lifted, but that Congress is considering reinstating the ban. The ban results from ZTE failing to comply with terms it agreed to in connection with the settlement under which it was fined $1.9 billion by the U.S. government for violating U.S. economic sanctions relating to Iran and North Korea. Those countries also are designated by the State Department as state sponsors of terrorism and are subject to US export controls. Please discuss the potential for reputational harm from this matter. In this regard, we note that several recent news articles report that the price of your stock fell on the date that the ban was announced and on the date of Senate action to reinstate the ban.

Company Response:

1.
We acknowledge your reference to recent news articles report that the price of our stock fell on the date that the ZTE ban was announced and on the date of Senate action to reinstate the ban. We do not have any basis to determine whether the change in our stock price following such events was related to harm to our reputation or concern about possible future harm to our reputation related to our business relationship with ZTE. To Finisar’s knowledge, Finisar has not provided any customer, including ZTE, any service or customized product for use in any end product destined for any party in Iran, North Korea, or any other U.S.-designated state sponsor of terrorism. Further, Finisar has taken steps to ensure that our customers, resellers and distributors are on notice that Finisar products are subject to re-export restrictions. As a result, we do not believe that there exists a material risk of reputational harm associated with our business relationship with ZTE.

Staff Comment:

2.
Similarly, several articles report that large customer Huawei Technologies is being investigated by the Departments of Justice, Commerce and Treasury regarding exports to Iran, North Korea, Syria and Sudan. Syria and Sudan also are designated by the Department of State as state sponsors of terrorism, and are subject to US economic sanctions and/or export controls. Please discuss the potential for reputational harm from this matter. We are aware of 2016 news articles discussing the potential negative impact on your company, and a transcript of your fourth quarter 2016 earnings conference call reveals that your chief executive officer was asked about the impact of the Huawei subpoena on the company.

Company Response:

2.
As discussed in our response to Comment 1, to Finisar’s knowledge, Finisar has not provided any customer, including Huawei, any service or customized product for use in any end product destined for any U.S.-designated state sponsor of terrorism (including Iran, North Korea, Syria and Sudan) and Finisar has taken steps to ensure that our customers, resellers and distributors are on notice that Finisar products are subject to re-export restrictions. As a result, we do not believe that there exists a material risk of reputational harm associated with our business relationship with Huawei.

Please contact me at (408) 542-3851 if you have any questions.

Regards,

FINISAR CORPORATION

/s/ Kurt Adzema
Kurt Adzema
Executive Vice President & Chief Financial Officer

cc:    Michael Hurlston, Chief Executive Officer, Finisar Corporation
Roger C. Ferguson, Chairman, Audit Committee
Christopher E. Brown, Executive Vice President & Chief Counsel, Finisar Corporation